Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Provides Presentation for Analyst Tour of Newly
     Commissioned Paciencia Project

     New Exploration Results and Additional Details of 700,000 oz Production
     Plan Provided

     JAG - TSX/NYSE Arca

     CONCORD, NH, April 8 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) has provided drill results for its projects under development in the Iron Quadrangle in Minas Gerais. The Company
also provided the presentation that will be used in the analyst tour of
Jaguar's operations scheduled for April 9-11. One of the highlights of this week's tour is a visit to the recently completed Paciencia Operation, which entered the commissioning phase in early April.
     Complete drill results for the Roca Grande and Pilar Targets (initial ore sources for the Caete Project) and the Satinoco Target (Phase I expansion at
Turmalina) can be found at
     http://www.jaguarmining.com/s/PressReleases.asp?ReportID(equal sign)295062(number sign)ch.
     These drill results are included in the feasibility studies that are being finalized for the two projects.
     The presentation, which will be discussed with attendees at the analyst tour this week in Brazil, can be found in the Corporate Presentation link under the Investor Relations tab on the Company's web site at
www.jaguarmining.com. This presentation should help investors better understand Jaguar's geological potential and includes specific details of the
Company's exploration and development plan to produce approximately 700,000 oz of gold by 2014.
     "We believe the people attending this week's tour of our operations will gain further confidence in Jaguar's operating team and our expansion plan,"
stated Mr. Daniel Titcomb, President and CEO of Jaguar. He added, "With the
Paciencia operation entering the commissioning phase, coupled with the near completion of the feasibility studies for the Caete Project and the Phase I expansion of Turmalina, we are minimizing our development and execution risks.
People who come to Belo Horizonte to visit our operations, take away a thorough appreciation of Jaguar's resource potential and the confidence in the management team that will drive our growth."

     Exploration and Development Update

     During Q1 2008, Jaguar completed approximately 11,710 m of drilling and
1,120 m of underground development at its projects in the Iron Quadrangle.
Specific details on a project-by-project basis are as follows:

     Caete Project

     The Company continues to advance the feasibility study for the Caete
Project, which remains on schedule for completion before the end of this month. The related NI 43-101 technical report is expected to be filed on SEDAR in May. Assuming the Caete Project proves feasible and its funding is approved, construction will begin immediately and is expected to take approximately 12 months, as did Turmalina and Paciencia.
     The Pilar mine is fully developed for mining operations, which are scheduled to begin in Q1 2009. Pilar's ore will be trucked to the central
Caete processing plant.
     Progress at the Roca Grande Target is on schedule. Mine development in the second level continues with 464 m of total drifts completed at the RG1/RG7 mineralized body. Efforts to drive the ramp to the third level are proceeding as planned. The new portal at the RG2 mineralized body has been opened and
51 m of development have been completed.
     Exploration drill results down to a depth of 840 meters have been achieved at the Pilar Target. These results confirm that the mineralization extends to this depth. Additional exploration to delineate deeper mineralization is taking place at the Pilar and Roca Grande Targets in an effort to increase their resource base.

     Paciencia Project

     Mining operations have commenced at the St. Isabel mine as the new processing plant has entered the commissioning phase. Presently the grinding and hydrometallurgical milling circuits are fully-operational and loading of the processing circuits is anticipated to begin by April 15th. While the
Company is expecting to produce less than 50,000 ounces of gold in 2008, once operations reach design rates, Paciencia will produce approximately
100,000 ounces of gold per year. The Company's plan is to eventually ramp up production to over 250,000 ounces of gold annually at Paciencia.
     During Q1 2008, the Company continued its underground development and exploration activities at several targets that are part of the Paciencia
Project. This includes:

     <<
     A.  NW01 Target - Completed the main access ramp, which is 4 m x 5 m in size. Through the end of March, a total of 681 m had been developed toward the St. Isabel mine located 2 km to the south of the
         NW01 portal. This cross cut will eventually intersect the second level of the St. Isabel mine.

         During this development, a new mineralized zone was encountered.
         Channel samples were taken and a decision was made to develop a drift across the zone. Jaguar's management believes blind ore shoots likely exist along the 20-km contiguous concession base. This should enhance the overall resource figures as additional development takes place in
         2008 and 2009. By extending the ramp to the second level of the
         St. Isabel mine, Jaguar's management believes the tonnes per vertical meter that will be identified over the 2 km will rise. Finding significant mineralized bodies in an area that previously showed none is further evidence of the resource potential at the Paciencia.

     B.  Palmital (conglomerates) - Opened a portal into the host rock and developed 60 m of a 4 m x 5 m ramp, which was concrete lined. Jaguar intends to install 340 m of ramps to reach the initial mining area
         (Level 1), which is anticipated to be reached by the end of Q3.
         Additional exploration will be conducted from this level to determine the most effective mining method of this very high grade, narrow-vein mineralized body. To date 22 surface holes have been drilled totaling
         4,820 m.
     >>

     Turmalina Operation

     The Company is currently mining four stopes from two levels and developing a third level in the main ore body. Run-of-mine production is presently averaging 1,350 tonnes per day with grades ranging between 4.1 to
6.2 g/t.
     During Q1 2008, 300 m of overall development was achieved in the Satinoco
Target. Drill results confirm similar mineralization to the main ore body at
Turmalina and should bode favorably for the feasibility study, which is nearly complete. Jaguar plans to drill deeper holes to confirm the continuity of the mineralized body to a depth of approximately 1,000 m. The results from this effort are expected by the end of Q2 2008.
     Beginning in 2009, Jaguar intends to bring ore from the Satinoco Target to an expanded plant at Turmalina. Daily ore processing is expected to increase from approximately 1,350 tpd today to 1,800 tpd during 2009 and gold output is expected to rise to 107,000 ounces per year.

     Update of Q1 2008 Operations

     The Company plans to release a preliminary summary of Q1 2008 operating results on or before April 21, 2008.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture.
Additional information is available on the Company's website at
www.jaguarmining.com.

     Drill results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng.,
Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101.
SGS Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning Jaguar's objectives in the years ahead, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves. Forward-looking statements can be identified by the use of words, such as "are expected", "is forecast",
"approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. The potential quantities and grades noted for the NW01
Target are conceptual in nature as there has been insufficient exploration to define a mineral resource and it is uncertain whether further exploration will result in the target being delineated as a mineral resource. The Company also relied on information concerning the Conglomerates at the Paciencia as accurate and reliable from the previous concession owners and does not warrant that the information supplied reflects a potential resource. Although the
Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE"
regarding forward-looking statements and "RISK FACTORS" in the Company's
Annual Information Form for the year ended December 31, 2007 filed on System for Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Director of Investor Relations, (603) 224-4800, bobz(at)jaguarmining.com; Media inquiries:
Valeria Rezende DioDato, Director of Communication, (603) 224-4800,
valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 18:19e 08-APR-08